[GIBSON, DUNN & CRUTCHER LLP LETTERHEAD]

gconklin@gibsondunn.com

April 14, 2005

(415) 393-8263	C 92694-00009

(415) 374-8418

VIA EDGAR AND MESSENGER

Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Thoratec Corporation
Form 10-K for the fiscal year ended January 1, 2005 Filed March 16, 2005
Form 8-K as of February 1, 2005
File No. 0-49798

Dear Mr. James:

     On behalf of Thoratec Corporation, a California corporation (“Thoratec”), we respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated April 6, 2005 (the “Comment Letter”), relating to (i) Thoratec’s Annual Report on Form 10-K for the year ended January 1, 2005, and (ii) Thoratec’s Current Report on Form 8-K furnished to the Commission on February 1, 2005. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the applicable Comment Letter. Each response of Thoratec is set forth in ordinary type beneath the corresponding Staff comment from the applicable Comment Letter appearing in bold type.

Securities and Exchange Commission
April 14, 2005

Form 10-K for the fiscal year ended January 1, 2005

Item 9A. Controls and Procedures — Page 70

1.	We note your statement included in your disclosure that management has concluded that your disclosure controls and procedures “were effective in providing reasonable assurance that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” We have the following comments:

a)	It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to state, in clear and unqualified language, your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

b)	The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please revise to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e). In this regard, please note that the term “reasonable assurance” does not appear in the definition of disclosure controls and procedures as set forth in the rule.

In response to the Staff’s comment, please see Thoratec’s proposed revisions to Item 9A attached hereto as Attachment 1.

2.	We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable assurances that the objectives of the control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http.//www.sec.gov/rules/final/33-8238.htm>.

In response to the Staff’s comment, please see Thoratec’s proposed revisions to Item 9A attached hereto as Attachment 1.

Securities and Exchange Commission
April 14, 2005

Form 8-K dated February 1, 2005

Exhibit 99.1 — Press Release, dated February 1, 2005, regarding year ended 2004 results

Management’s Reasons for Presenting Non-GAAP Financial Measures — Page 3

3.	We note you present a measure of taxed cash earnings. You indicate that you use this measure in part for forecasting and budgeting. Based on the title of the measure and your discussion regarding the use of the measure, it appears that this measure is both a performance measure and a liquidity measure. However, we note you have only reconciled the measure to net income.

a)	Revise future filings to present a separate reconciliation of the measure to the most directly comparable liquidity measure calculated in accordance with GAAP, or supplementally tell us why you believe your current disclosures and reconciliation comply with Regulation G.

b)	Alternatively, revise future filings to clarify how you use the measure and use a descriptive title that clearly indicates how the non-GAAP measure is used and derived.

c)	Please supplementally provide us with your proposed revised disclosures.

     In response to the Staff’s comment, Thoratec respectfully advises the Staff that Thoratec’s “taxed cash earnings” measure is only a measure of performance and not a measure of cash flows or liquidity. This measure, which Thoratec will refer to in subsequent press releases and filings, and we will refer to in this letter, as “non-GAAP net income,” includes significant non-cash items such as depreciation and amortization of property, plant and equipment; amortization of investment premiums and discounts; amortization of deferred debt expenses; and gains and losses on asset disposals. Additionally, there are significant cash items, such as certain litigation1, merger2 and restructuring3 expenses that have been excluded from the non-GAAP net income measure based on their infrequent or unusual nature.

[1]	Litigation expenses excluded from non-GAAP net income consist of legal expenses and a legal settlement related to claims that are infrequent or unusual for Thoratec. This includes the settlement and related legal expenses of a patent infringement claim in 2003, as well as legal expenses related to securities law and anti-trust litigation initiated against Thoratec in 2004. Thoratec is not regularly involved in patent infringement, securities law or anti-trust litigation.

[2]	Merger expenses excluded from non-GAAP net income are related to Thoratec’s merger with Thermo Cardiosystems, Inc. (“TCA”) in February 2001. These expenses include non-recurring merger-related expenses such as employee severance, pre-merger employee

[Footnote continued on next page]

Securities and Exchange Commission
April 14, 2005

     Given the nature of the items included or excluded from the non-GAAP net income measure, Thoratec believes that this is only a performance measure, not a cash flows or liquidity measure. In Thoratec’s press releases and filings with the Commission, Thoratec always presents a complete reconciliation of this non-GAAP net income measure to the most directly comparable GAAP measure, income (loss) before taxes. However, in order to clarify how this measure is derived, Thoratec proposes, as described above, to change the title from “taxed cash earnings” to “non-GAAP net income” in future press releases and filings. Thoratec also proposes to clarify in future press releases and filings that this measure is not a measure of cash flows or liquidity, as well as how management uses this measure. Please see Thoratec’s proposed revisions to future press releases and filings of Exhibit 99.1 – Press Release, attached hereto as Attachment 2.

4.	We note that you also present the measure “taxed cash earnings per share.” SFAS 95 prohibits the presentation of cash flow information per share. In addition, the SEC staff indicated in Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures that the GAAP prohibition on presenting cash flow per share is maintained and per share measures of liquidity continue to be prohibited- Revise future filings to remove this measure or tell us why you believe presentation of this measure is appropriate.

     In response to the Staff’s comment, as noted in the response to Question 3 above, Thoratec respectfully advises the Staff that the non-GAAP net income measure is only a measure of performance and not a measure of liquidity. Additionally, given the nature of the items included or excluded from the measure (also set forth in the response to Question 3), it is not a cash flow or liquidity measure and, therefore, Thoratec believes that the per share disclosure of non-GAAP net income complies with SFAS 95 and Regulation G. However, Thoratec proposes, as described above, to clarify how this measure is derived by changing the title in future press releases and filings from “taxed cash earnings per share” to “non-GAAP net income per share”. Please see Thoratec’s proposed revisions to future press releases and filings of Exhibit 99.1 – Press Release, attached hereto as Attachment 2.

******************

[Footnote continued from previous page]

retention costs and outside consulting, accounting and legal services. Thoratec has not been involved in any mergers since merging with TCA.

[3]	Restructuring expenses excluded from non-GAAP net income are related to Thoratec’s June 2001 restructuring plan to consolidate all ventricular assist device manufacturing operations at its Pleasanton, California facility. After the completion of this restructuring plan in the first quarter of 2003, Thoratec has not undertaken any further restructuring actions.

Securities and Exchange Commission
April 14, 2005

     Thoratec respectfully requests an expedited review and response from the Staff with respect to the matters relating to this letter. As always, Thoratec remains available and desires to discuss any remaining issues with the Staff in order resolve these items as soon as possible.

     Attached hereto as Attachment 3 is the written statement of Thoratec requested by the Staff on page 4 of the Comment Letter.

     If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (415) 393-8263.

Sincerely,

/s/ Gregory J. Conklin

Gregory J. Conklin

cc:	David Lehman, Esq., Thoratec Corporation

ATTACHMENT 1

Item 9A. Controls and Procedures

     Attached as exhibits to this Form 10-K are certifications of our Chief Executive Officer and principal financial officer, which are required in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended. This “Controls and Procedures” section includes information concerning the controls and controls evaluation referred to in the certifications. Item 8 of this Form 10-K sets forth the report of Deloitte & Touche LLP, our independent registered public accounting firm, regarding its audit of our internal control over financial reporting and of management’s assessment of internal control over financial reporting. This section should be read in conjunction with the certifications and the Deloitte & Touche LLP report for a more complete understanding of the topics presented.

Disclosure Controls and Procedures

     An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as of January 1, 2005. The evaluation of our disclosure controls and procedures included a review of our processes and implementation and the effect on the information generated for use in this Annual Report on Form 10-K. In the course of this evaluation, we sought to identify any significant deficiencies or material weaknesses in our disclosure controls and procedures, to determine whether we had identified any acts of fraud involving personnel who have a significant role in our disclosure controls and procedures, and to confirm that any necessary corrective action, including process improvements, was taken. This type of evaluation is done quarterly so that our conclusions concerning the effectiveness of these controls can be reported in our periodic reports filed with the SEC. The overall goals of these evaluation activities are to monitor our disclosure controls and procedures and to make modifications as necessary. We intend to maintain these disclosure controls and procedures, modifying them as circumstances warrant.

     Based on that evaluation, our management, including the Chief Executive Officer and principal financial officer, concluded that as of January 1, 2005 the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, were effective.

Changes to Internal Controls

     Prior to year end 2004, as part of the implementation of the Section 404 of the Sarbanes Oxley Act, the Company instituted internal controls which were designed to and did detect the situation which resulted in the restatement of the pro forma stock compensation fair value disclosures for the years ended January 3, 2004 and December 28, 2002. Management concluded that the control deficiency which resulted in the restatement was not indicative of a material weakness in internal controls as of January 1, 2005. There have been no other changes in our internal controls over financial reporting during the fiscal year ended January 1, 2005 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Inherent Limitations on Controls and Procedures

     Our management, including the Chief Executive Officer and the principal financial officer, does not expect that internal controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can only provide reasonable assurances that the objectives of the control system are met. The design of a control system reflects resource constraints; the benefits of controls must be considered relative to their costs. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been or will be detected. As these inherent limitations are known features of the financial reporting process it is possible to design into the process safeguards to reduce, though not eliminate, these risks. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns occur because of simple error or mistake. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events. While our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, there can be no assurance that any design will succeed in achieving its stated goals under all future conditions; over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

     We intend to review and evaluate the design and effectiveness of our disclosure controls and procedures on an ongoing basis and to improve our controls and procedures over time and to correct any deficiencies that we may discover in the future. While our Chief Executive Officer and principal financial officer have concluded that, as of January 1, 2005, the design of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, was effective, future events affecting our business may cause us to significantly modify our disclosure controls and procedures.

ATTACHMENT 2

THORATEC REPORTS RECORD FOURTH QUARTER REVENUES

SALES OF VAD PRODUCTS GROW 21 PERCENT

     (PLEASANTON, CA), February 1, 2005 — Thoratec Corporation (NASDAQ: THOR), a world leader in products to treat cardiovascular disease, today reported results for the fourth quarter and all of fiscal 2004.

     Product sales for the quarter ended January 1, 2005, were $48.3 million, a 14 percent increase over sales of $42.4 million in the same period a year ago.

     For all of fiscal 2004, Thoratec reported product sales of $172.3 million, an increase of 15 percent over sales of $149.9 million in fiscal 2003.

     Thoratec reported net income of $2.5 million, or $0.05 per share, in the fourth quarter of 2004 versus a loss of $5.5 million, or $0.10 per share, in the same period a year ago. The results for 2003 included approximately $11.3 million in write-offs related to product development activities and the settlement of patent-related litigation.

     Fourth quarter non-GAAP net income was $6.0 million or $0.12 per share, versus $3.3 million, or $0.06 per share, in the same period a year ago. Non-GAAP net income is a measure of our financial performance that excludes from GAAP “Income (loss) before taxes”, as applicable, amortization of intangibles, in-process R&D, impairment of intangibles, certain litigation, restructuring and other unusual or non-recurring costs, and takes into account the tax effect of these adjustments. A reconciliation of this non-GAAP measure to our GAAP results is provided in the attached condensed consolidated financial statements.

     The company’s effective tax rates on a GAAP basis were 18 percent and 39 percent for the fourth quarters of fiscal 2004 and 2003, respectively. The effective tax rates on non-GAAP net income for the same periods were five percent and 39 percent, respectively.

TNR-380	Continued......

ATTACHMENT 2

Thoratec Reports Record Fourth Quarter Revenues

     The company reported net income of $3.6 million, or $0.07 per share, in fiscal 2004, versus a loss of $2.2 million, or $0.04 per share, in fiscal 2003. Non-GAAP net income for 2004 was $13.0 million, or $0.25 per share, compared with non-GAAP net income of $12.3 million, or $0.22 per share, in 2003. The effective tax rates for both GAAP and non-GAAP net income were 24 percent and 39 percent in fiscal 2004 and fiscal 2003, respectively.

     “We experienced very solid growth in our cardiovascular division, where VAD (ventricular assist device) product revenues increased 21 percent over the fourth quarter a year ago, and 34 percent over the prior quarter. This increased activity reflected heightened sales of our VADs for both Destination Therapy and bridge-to-transplantation, including the U.S. launch of the Thoratec® Implantable VAD (IVAD,” said D. Keith Grossman, president and chief executive officer.

     “Revenues at the International Technidyne Corporation (ITC) division grew by six percent over the prior year. Sales of HEMOCHRON® devices were impacted in part by a high level of sales in the fourth quarter of 2003 for pharmaceutical trials, an area in which activity was significantly lower this quarter,” said Larry Cohen, president of Thoratec’s ITC division. “At the same time, revenues from our emerging alternate site and IRMA TRUpoint® product lines both increased more than 20 percent quarter over quarter,” he continued.

     The company reported that it was notified of at least 55 HeartMate® XVE implants for Destination Therapy during the quarter, bringing to approximately 171 the total number of Destination Therapy procedures performed during 2004. This compares with approximately 42 Destination Therapy procedures performed in 2003. At the end of 2004, 54 centers had performed at least one Destination Therapy procedure. This compares with 42 centers at the end of the third quarter of 2004. The company’s HeartMate LVAS (Left Ventricular Assist System) is the first and, to date, only FDA-approved device for Destination Therapy.

     “While this market continues to ramp, we believe the increased activity reflects a number of factors, including the higher reimbursement levels that took effect on October 1, 2004, the improving patient outcomes and survival rates and more referral activity from cardiologists,” said Jeffrey Nelson, president of the company’s cardiovascular division. “We were also pleased by the initial market response to the IVAD. We believe that because it is implantable and can be used with smaller patients, it will become the product of choice for a segment of bridge-to-transplantation patients,” he continued.

TNR-380	Continued......

ATTACHMENT 2

Thoratec Reports Record Fourth Quarter Revenues

     With respect to its Investigational Device Exemption (IDE) supplement to begin a pivotal Phase II trial for its HeartMate II, the company said it is continuing its discussions with the FDA regarding certain elements of the study design. Based on the nature of those items still under discussion the company continues to have a high degree of confidence in a pivotal trial approval, which the company hopes will occur sometime in the next 15-45 days.

     The device represents next generation technology that is designed to provide long-term cardiac support. Thoratec completed a very successful Phase I trial for the device in August 2004 that involved 25 patients and approximately eight years of cumulative patient support with no serious device-related adverse events or mechanical failures. The initial patient in the trial has now been supported by the device for approximately 15 months. Worldwide, the HeartMate II has now been implanted in 40 patients.

     The company also said that it had continued its stock buy-back program during the quarter, investing approximately $12.7 million to repurchase approximately 1.4 million shares under a $25 million share repurchase program authorized by its board of directors in July 2004. In all of 2004, the company invested $102.7 million to repurchase approximately 8.3 million shares. Through January 31, 2005, the company has invested an additional $2.2 million to buy back approximately 200,000 shares.

     The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially. For a more detailed discussion of forward-looking statements, please see additional information below.

     In January 2005, the company provided guidance for fiscal 2005, indicating that it was expecting overall revenue growth of approximately 10 percent in 2005 versus 2004. Net income on a GAAP basis is expected to be approximately $0.15-$0.16 per share. Non-GAAP net income is expected to increase 35-40 percent over 2004. The company reminded, however, that GAAP net income could be impacted by further litigation related expenses that are not easily predicted at this point in time. Non-GAAP net income is expected to increase 35-40 percent over 2004.

TNR-380	Continued......

ATTACHMENT 2

Thoratec Reports Record Fourth Quarter Revenues

MANAGEMENT’S REASONS FOR PRESENTING

NON-GAAP FINANCIAL MEASURES

     Thoratec management evaluates and makes operating decisions using various measures. These measures are generally based on the revenue generated by its products and certain costs of producing that revenue, such as cost of product sales, research and development and selling, general and administrative expenses. One such measure is non-GAAP net income, which is a non-GAAP financial measure under Section 101 of Regulation G under the Securities Exchange Act of 1934, as amended. Non-GAAP net income consists of GAAP income (loss) before taxes excluding, as applicable, amortization of intangibles, in-process R&D, impairment of intangibles, certain litigation, restructuring and other unusual or non-recurring costs, adjusted by the amount of additional taxes payable or tax benefit that the company would accrue if it used non-GAAP results instead of GAAP results to calculate the company’s tax liability.

     Management believes that it is useful in measuring Thoratec’s operations to exclude, as applicable, amortization of intangibles, in-process R&D, impairment of intangibles, certain litigation, restructuring and other unusual or non-recurring costs, because these costs are either essentially fixed and cannot be influenced by management in the short or medium term or represent significant non-recurring or infrequent costs not related to current operations.

     Management believes that non-GAAP net income provides useful supplemental information to management and investors regarding the performance of the company’s business operations and facilitates comparisons to our historical operating results. Management also uses this information internally for forecasting and budgeting as it believes that the measure is indicative of Thoratec’s core operating results. Note, however, that non-GAAP net income is a performance measure only, and it does not provide any measure of the company’s cash flows or liquidity. Non-GAAP financial measures should not be considered as a substitute for measures of financial performance in accordance with GAAP, and investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within the attached condensed consolidated financial statements.

CONFERENCE CALL/WEBCAST INFORMATION

     Thoratec will hold a conference call to discuss its financial results and operating activities for all interested parties at 1:30 p.m. Pacific time (4:30 p.m. Eastern time) today, hosted by Mr. Grossman.

TNR-380	Continued......

ATTACHMENT 2

Thoratec Reports Record Fourth Quarter Revenues

     The teleconference can be accessed by calling (719) 457-2622. Please dial in ten to 15 minutes prior to the beginning of the call. The webcast will be available via the Internet at http://www.thoratec.com. A replay of the conference call will be available through February 8 via http://www.thoratec.com or by telephone at (719) 457-0820, passcode 2612642.

     Thoratec Corporation is a world leader in products to treat cardiovascular disease with its Thoratec VAD and HeartMate LVAS with more than 9,000 devices implanted in patients suffering from heart failure. Thoratec’s product line also includes the Vectra® vascular access graft (VAG) for patients undergoing hemodialysis. Additionally, its International Technidyne Corporation (ITC) division supplies blood testing and skin incision products. Thoratec is headquartered in Pleasanton, California. For more information, visit the company’s web sites at http://www.thoratec.com or http://www.itcmed.com.

     Many of the preceding paragraphs, particularly but not exclusively those addressing guidance for future performance or timelines and milestones for clinical trials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words “expects,” “projects,” “hopes,” “believes,” and other similar words. Actual results could differ materially from these forward-looking statements based on a variety of factors, many of which are beyond Thoratec’s control. Therefore, readers are cautioned not to put undue reliance on these statements. Investors are cautioned that all such statements involve risks and uncertainties, including risks related to the development of new markets including Destination Therapy, the growth of existing markets for our products, customer and physician acceptance of Thoratec products, changes in the mix of Thoratec product sales and the related gross margin for such product sales, the results of clinical trials including the HeartMate II, the ability to improve financial performance, regulatory approval processes, the effect of healthcare reimbursement and coverage policies, the effects of seasonality in Thoratec product sales, the effects of price competition from any Thoratec competitors and the effects of any merger and acquisition related activities. These factors, and others, are discussed more fully under the heading, “Risk Factors,” in Thoratec’s 10-K for the fiscal year ended January 3, 2004, and “Factors That May Affect Future Results,” in the 10-Q for the fiscal quarter ended October 2, 2004, and other filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. These forward-looking statements speak only as of the date hereof. Thoratec undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Investor Contact Information:	Media Contact Information:
Keith Grossman	Nanette Pietroforte/Jennifer Chan
President, Chief Executive Officer	FischerHealth, Inc.
Thoratec Corporation	(310) 577-7870, ext. 161/164
(925) 847-8600	npietroforte@fischerhealth.com
Or	jchan@fischerhealth.com
Neal Rosen
Kalt Rosen & Company
(415) 397-2686

TNR-380	Continued......

ATTACHMENT 2

THORATEC CORPORATION AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(Unaudited)
(in thousands)

	December	December
	2004	2003
ASSETS
Cash, cash equivalents and available-for-sale investments	$145,859	$103,199
Restricted investments	8,207	—
Receivable, net	33,051	27,969
Inventories	39,141	36,417
Property, plant and equipment, net	27,584	28,492
Goodwill and purchased intangible assets	247,238	260,930
Other assets	23,335	19,124

TOTAL ASSETS	$524,415	$476,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$25,506	22,772
Subordinated convertible notes	143,750	—
Long-term deferred tax liability and other	63,051	67,123

TOTAL LIABILITIES	$232,307	$89,895

Shareholders’ Equity	292,108	386,236

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$524,415	$476,131

ATTACHMENT 2

THORATEC CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)
(in thousands, except per share data)

	Fiscal Quarter Ended		Fiscal Year Ended
	December	December	December	December
	2004	2003	2004	2003
Product sales	$48,286	$42,447	$172,341	$149,916
Cost of product sales	20,439	17,369	72,119	61,168

Gross profit	27,847	25,078	100,222	88,748

Operating expenses:
Selling, general and administrative	14,180	12,646	54,134	44,437
Research and development	6,968	7,412	28,657	26,052
Amortization of purchased intangible assets	2,931	3,045	11,724	12,333
In-process research and development	—	220	—	220
Impairment of intangible asset	—	8,987	—	8,987
Litigation, restructuring and other costs	290	2,256	733	2,132

Total operating expenses	24,369	34,566	95,248	94,161

Income (loss) from operations	3,478	(9,488)	4,974	(5,413)
Interest and other income and expense — net	(484)	458	(284)	1,837

Income (loss) before income tax expense (benefit)	2,994	(9,030)	4,690	(3,576)
Income tax expense (benefit)	532	(3,521)	1,126	(1,394)

Net income (loss)	$2,462	$(5,509)	$3,564	$(2,182)

Net income (loss) per share, basic and diluted	$0.05	$(0.10)	$0.07	$(0.04)

Shares used to compute net income per share:
Basic	48,849	56,129	52,187	55,583
Diluted	49,308	56,129	53,160	55,583

Reconciliation of Non-GAAP Net Income to GAAP Income (Loss) Before Income Tax Expense (Benefit)

      This press release discloses “non-GAAP net income” which is not a financial measure prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). Management believes that non-GAAP net income can be a useful measure for investors to evaluate our financial performance by providing the results of our company’s primary business operations, excluding, as applicable, the effects of charges associated with litigation, merger, restructuring, impairment of intangibles, in process R&D and amortization of intangibles. However, this measure should be considered in addition to, and not as a substitute, or a superior measure to, income (loss) before income tax expense (benefit) or other measures of financial performance prepared in accordance with GAAP. Non-GAAP net income reconciles to GAAP income (loss) before income tax expense (benefit), as follows:

	Three Months Ended		Fiscal Year Ended
	December	December	December	December
	2004	2003	2004	2003
Income (loss) before income tax expense (benefit) as reported under GAAP	$2,994	$(9,030)	$4,690	$(3,576)
Adjustments to reconcile GAAP income (loss) before income tax expense (benefit) with non-GAAP net income:
Amortization of purchased intangible assets	2,931	3,045	11,724	12,333
In-process research and development	—	220	—	220
Impairment of intangible asset	—	8,987	—	8,987
Litigation, restructuring and other costs	290	2,256	733	2,132

Non-GAAP income before taxes	6,215	5,478	17,147	20,096
Income tax	290	2,136	4,116	7,837

Non-GAAP net income	$5,925	$3,342	$13,030	$12,259

Non-GAAP net income per share, basic and diluted	$0.12	$0.06	$0.25	$0.22

ATTACHMENT 3

[Thoratec Letterhead]

April 14, 2005

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Martin James Senior Assistant Chief Accountant

Re:	Letter to Thoratec Corporation dated April 6, 2005

Ladies and Gentlemen:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Thoratec Corporation (the “Company”), dated April 6, 2005, the Company hereby acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Thoratec Corporation

By:	/s/ Jeffrey M. McCormick Jeffrey M. McCormick Corporate Controller